March 5, 2025

Neal S. Nackman
Chief Financial Officer
G-III Apparel Group, Ltd.
512 Seventh Avenue
New York, NY 10018

       Re: G-III Apparel Group, Ltd.
           Form 10-K for the Fiscal Year Ended January 31, 2024
           File No. 000-18183
Dear Neal S. Nackman:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing